Contactar

www.linkedin.com/in/richard-rushton-970b251a (LinkedIn)

Aptitudes principales

Business Management
Leadership Development
Non-Executive Director

Languages

English (Native or Bilingual)
Spanish (Full Professional)
Afrikaans (Professional Working)

Richard Rushton

Non-Exec Director, Investor, Mentor
Ciudad del Cabo, El Cabo Occidental, Sudáfrica

Extracto

A global senior executive with more than 25 years of work experience in the consumer and beverage industry in emerging markets. Worked extensively in countries in Africa, India and Latin America. I am passionate about multi-cultural challenges and seeing both teams and organizations flourish and grow!

Experiencia

RCL FOODS

Non Executive Director
septiembre de 2024 - Present (3 meses)
Durban, KwaZulu-Natal, South Africa

Tiny Keg Can Co

Non Executive Chairman
septiembre de 2023 - Present (1 año 3 meses)
Western Cape, South Africa

Curated Beverages USA

Non Executive Director
septiembre de 2023 - Present (1 año 3 meses)
United States

Rubicon

Non Executive Chairman
abril de 2023 - Present (1 año 8 meses)
Cape Town, Western Cape, South Africa

Distell

Group Managing Director
noviembre de 2013 - abril de 2023 (9 años 6 meses)
Stellenbosch, Western Cape, South Africa

SABMILLER LATAM

7 años 2 meses

President Bavaria Colombia
enero de 2011 - octubre de 2013 (2 años 10 meses)

President Central America and Ecuador
septiembre de 2009 - diciembre de 2010 (1 año 4 meses)

President Cerveceria Nacional
septiembre de 2006 - septiembre de 2009 (3 años 1 mes)

SABMILLER AFRICA & ASIA B.V.
7 años

Managing Director India
octubre de 2001 - septiembre de 2006 (5 años)

Managing Director Botswana
octubre de 1999 - octubre de 2001 (2 años 1 mes)

SABMiller
Commercial Director
enero de 1997 - septiembre de 1999 (2 años 9 meses)

Adcock Ingram
Divisional CEO International
agosto de 1995 - diciembre de 1996 (1 año 5 meses)

Educación

University of the Witwatersrand
Bachelor of Commerce (B.Com.), Business/Managerial Economics,
Marketing · (1982 - 1985)

Pretoria Boys High
· (1976 - 1980)